 crtx_13g_a3.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cortexyme, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
22053A107
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons.	CTEPQ Partners LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	936,309
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	936,309
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		936,309
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		3.17%
(12)	Type of Reporting Person (See Instructions)		PN

(1)	Names of Reporting Persons.	EPQ LLC, CTYM PS
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	1,750,000
	(6)	Shared Voting Power	0
	(7)	Sole Dispositive Power	1,750,000
	(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		1,750,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		5.93%
(12)	Type of Reporting Person (See Instructions)		PN

(1)	Names of Reporting Persons.	Chad Boeding
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	176,787
	(6)	Shared Voting Power	2,863,096
	(7)	Sole Dispositive Power	176,787
	(8)	Shared Dispositive Power	2,863,096
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,863,096
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		9.71%
(12)	Type of Reporting Person (See Instructions)		OO

(1)	Names of Reporting Persons.	EPIQ Capital Group, LLC
(2)		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	2,686,309
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	2,686,309
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,686,309
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
(11)	Percent of Class Represented by Amount in Row (9)		9.11%
(12)	Type of Reporting Person (See Instructions)		IA

Item 1(a).  Name of Issuer:

Cortexyme, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

269 East Grand Avenue

South San Francisco, CA 94080

Item 2(a).  Names of Persons Filing:

CTEPQ Partners LLC (“CTEPQ”)

EPQ LLC, CTYM PS (“CTYM”)

Chad Boeding (“Chad Boeding”)

EPIQ Capital Group, LLC (“EPIQ”)

The principal business address of each reporting person is 1 Lombard Street, #200, San Francisco, CA 94111.

Item 2(c).  Citizenship:

Reference is made to Item 4 of pages 2–5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”)

Item 2(e).  CUSIP Number:

22053A107

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐     (a)    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐     (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐     (c)    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐     (d)    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒     (e)    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐     (f)    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐     (g)    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐     (h)    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐     (i)    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the     Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐     (j)    Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

Reference is hereby made to Items 5-9 of this Schedule, which Items are incorporated by reference herein.

CTEPQ directly holds 936,309 Shares. CTYM directly holds 1,750,000 Shares. EPIQ acts as investment manager for CTEPQ and CTYM. Chad Boeding is the CEO and Manager of EPIQ and also controls entities that directly hold Shares: The Boeding Family Trust directly holds 45,528 Shares, Wyntoon Partners LLC directly holds 120,070 Shares, Austin Boeding UTMA directly holds 80 Shares, Chad Boeding Roth IRA directly holds 10,109 Shares, and Kristine Boeding Rollover IRA directly holds 1,000 Shares.

Based upon the foregoing, as of the date hereof, each of CTEPQ, CTYM, Chad Boeding, and EPIQ (collectively, the “Reporting Persons”) may be deemed to be the beneficial owner of the number of Shares set forth in Item 9 of such Reporting Person’s cover page hereto. Each Reporting Person disclaims beneficial ownership of the Shares not held directly by such Reporting Person.

The calculation of percentage of beneficial ownership in item 11 was derived from Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2020, in which the Issuer stated that the number of Shares outstanding as of November 11, 2020 was 29,497,999.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the equityholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.      Identification and Classification of Members of the Group

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 1. Each Reporting Person expressly disclaims beneficial ownership with respect to any Shares other than the Shares owned of record by such Reporting Person.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10.      Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021

          CTEPQ Partners LLC

By: EPIQ Capital Group, LLC, its investment manager

By: Chad Boeding, CEO and Manager

By: /s/ Chad Boeding

Name: Chad Boeding

Title: CEO and Manager

          EPQ LLC, CTYM PS

By: EPIQ Capital Group, LLC, its investment manager

By: Chad Boeding, CEO and Manager

By: /s/ Chad Boeding

Name: Chad Boeding

Title: CEO and Manager

          EPIQ Capital Group, LLC

By: /s/ Chad Boeding

Name: Chad Boeding

Title: CEO and Manager

          Chad Boeding

          /s/ Chad Boeding

Name: Chad Boeding

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them Statements on Schedule 13D or Schedule 13G, as applicable (including amendments thereto), with regard to the securities of Cortexyme, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement.

Dated: February 1, 2021

          CTEPQ Partners LLC

By: EPIQ Capital Group, LLC, its investment manager

By: Chad Boeding, CEO and Manager

By: /s/ Chad Boeding

Name: Chad Boeding

Title: CEO and Manager

          EPQ LLC, CTYM PS

By: EPIQ Capital Group, LLC, its investment manager

By: Chad Boeding, CEO and Manager

By: /s/ Chad Boeding

Name: Chad Boeding

Title: CEO and Manager

          EPIQ Capital Group, LLC

By: /s/ Chad Boeding

Name: Chad Boeding

Title: CEO and Manager

          Chad Boeding

          /s/ Chad Boeding

Name: Chad Boeding